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                                                        EXHIBIT 16 TO FORM 8-K/A



September 27, 2002


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


Gentlemen:

We have read Item 4 of Form 8-K/A dated August 26, 2002 of UICI and we are in agreement with the statements contained in paragraphs 2, 3, 4, 5, 6, 8 and 9 and the last sentence of paragraph 7 on pages 2 and 3.

Regarding the registrant's statement concerning the material weaknesses and the reportable conditions identified in connection with the financial statements for the year ended December 31, 1999, included in the 5th and 6th paragraphs on page 2 therein, we had considered such matters in determining the nature, timing and extent of procedures performed in our audit of the registrant's 1999 financial statements.

We have no basis to agree or disagree with other statements of the registrant contained therein.





                                            /s/ ERNST & YOUNG LLP